UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[ X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2013

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period: N/A

Commission File Number 1-11806

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE ETHAN ALLEN RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ETHAN ALLEN INTERIORS INC. Ethan Allen Drive Danbury, Connecticut 06811

THE ETHAN ALLEN
RETIREMENT SAVINGS PLAN

Table of Contents

Page

Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Plan Benefits, December 31, 2013 and 2012	2

Statement of Changes in Net Assets Available for Plan Benefits, Year Ended December 31, 2013	3

Notes to Financial Statements	4

Supplemental Schedules:
Schedule H, Line 4i – Schedule of Assets (Held at End of Year), December 31, 2013	14

All other schedules have been omitted as they are not applicable.

Report of Independent Registered Public Accounting Firm

Ethan Allen Retirement Committee and Participants of

The Ethan Allen Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Ethan Allen Retirement Savings Plan 401(k) plan (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2013. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for plan benefits for the year ended December 31, 2013, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule H, Line 4i – Schedule of Assets (Held at End of Year), as of December 31, 2013, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

June 27, 2014

Stamford, Connecticut

THE ETHAN ALLEN

RETIREMENT SAVINGS PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2013 and 2012

	2013	2012
Assets:
Investments, at fair value (notes 3 and 4):
Mutual funds	$124,812,794	$103,266,466
Collective trusts	5,608,487	2,173,868
Common stock	15,736,976	15,452,242
Interest and non-interest bearing cash	279,400	318,551
Benefit responsive investment contracts	27,502,055	27,977,634

Total investments at fair value	173,939,712	149,188,761

Receivables
Employer contributions	2,970,749	2,699,235
Notes receivable from participants	4,104,630	3,827,228

Total receivables	7,075,379	6,526,463

Total assets	181,015,091	155,715,224

Liabilities:
Refunds payable for excess contributions	—	11,362

Net assets reflecting investments at fair value	181,015,091	155,703,862

Adjustment from fair value to contract value for fully benefit-responsive investment contracts (note 2)	20,366	(482,714)

Net assets available for plan benefits	$181,035,457	$155,221,148

See accompanying notes to financial statements.

THE ETHAN ALLEN

RETIREMENT SAVINGS PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year Ended December 31, 2013

Additions to net assets attributed to:

Investment income:
Net appreciation in fair value of investments	$26,467,737
Dividend income	5,192,641

Net investment income	31,660,378

Interest from notes receivable from participants	167,499

Contributions:
Employer contributions	2,971,087
Employee contributions	7,573,273

Total contributions	10,544,360

Total additions	42,372,237

Deductions from net assets attributed to:
Benefits paid to participants	(16,487,159)
Administrative expenses	(70,769)

Total deductions	(16,557,928)

Net increase	25,814,309

Net assets available for plan benefits:
Beginning of year	155,221,148

End of year	$181,035,457

See accompanying notes to financial statements.

THE ETHAN ALLEN

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

(1)	Plan Description

The Ethan Allen Retirement Savings Plan (the “Plan”) is a defined contribution savings plan sponsored and administered by Ethan Allen Global, Inc. and its subsidiaries (collectively, the “Company”, the “Employer” or the “Plan Sponsor”).

The following brief description is provided for general information purposes only. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan was formed effective July 1, 1994 through the merger of the Retirement Program of Ethan Allen Inc. (the “Retirement Program”) into the Ethan Allen 401(k) Employee Savings Plan (the “401(k) Plan”). On January 1, 1999, the name of the Plan was changed from The Ethan Allen Profit Sharing and 401(k) Retirement Plan to The Ethan Allen Retirement Savings Plan.

The Plan, which is offered to all employees who have completed at least three consecutive months of service with the Company, is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The plan is a participant-directed defined contribution plan.

Contributions and Vesting

Participants may contribute from 1% to 100% of their compensation (as defined in the Plan), up to a maximum tax deferred contribution level of $17,500 in 2013 and $17,000 in 2012 to the 401(k) portion of the Plan (as permitted by the Secretary of the Treasury under section 415(d) of the Internal Revenue Code of 1986, as amended). Participants may, in addition, contribute amounts in excess of their tax deferred contribution on an after-tax basis in the amount of 1% to 100% of their compensation. The participant’s tax-deferred contribution and after-tax contribution, in the aggregate, may not exceed 100% of their compensation.

The Company may elect to match participants’ pre-tax contributions to the 401(k) portion of the Plan at its discretion. The Company elected to match $1.00 for $1.00 on the first $500 of pre-tax contributions and $0.50 on the $1.00 on the next $1,600 of pre-tax contributions for both 2013 and 2012. As such, the maximum annual Company match was $1,300 for both 2013 and 2012. If Company matching contributions are paid in cash, they follow the participants’ investment choices as of the date paid. For 2013 and 2012, the Company made cash contributions of $2,598,087 and $2,699,235, respectively, in satisfaction of its matching contribution election for allocation to the accounts of employee participants.

Employer contributions, if any, to the profit-sharing portion of the Plan on behalf of each participant are determined by the Company, although the maximum amount that can be contributed to a participant’s account in any year is the lesser of (i) $51,000 in 2013 and $50,000 in 2012 (as permitted by the Secretary of the Treasury under section 415(d) of the Internal Revenue Code of 1986, as amended) or (ii) 100% of the participant’s compensation for that Plan year. The actual contribution, if any, is made in the ensuing year. The Company declared and paid a profit-sharing contribution of $373,000 for the 2013 Plan year. No profit sharing contribution was made for the 2012 Plan year. Employer profit-sharing contributions are allocated to each participant based on each participant’s compensation (as defined in the Plan) to total compensation of all participants during the year.

THE ETHAN ALLEN

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

Participants who are employed by the Company on the last day of the Plan year are entitled to receive the Employer matching contributions, if any. Participant contributions, Employer matching contributions, and Employer profit-sharing contribtions vest immediately.

Investment of Funds

Participants direct the investment of their contributions, and employer discretionary matching cash contributions into various investment options offered by the Plan. The Plan currently offers sixteen mutual funds, a Company common stock fund, a self-directed brokerage account, a collective trust, and a benefit responsive investment contract as investment options for participants. Participants have primarily purchased shares of mutual funds, common stock and money market funds through the self-directed brokerage account.

Participant Loans

The Loan Fund is a noncontributory fund used to account for and administer loans to participants. Each participant may apply to JP Morgan Retirement Plan Services (the “Recordkeeper”) for a loan against the 401(k) portion of that participant’s account. The maximum amount which may be borrowed by the participant is limited to the lesser of (a) $50,000 or (b) 50% of the 401(k) portion of such participant’s account at the time of such loan. The term of these loans generally shall not exceed five years, and in certain circumstances, greater than five years as defined in the Plan document. If a participant’s employment terminates for any reason and no payment is made by the end of the second quarter following the last payment date, the loan balances will be deemed distributed and become taxable income to the participant. Participants may continue to make loan repayments after termination of employment under procedures established by the Plan administrator.

Loans are processed by the Recordkeeper upon approval of the application. The Plan Sponsor has determined that loans shall bear interest equal to the Prime Rate as of the preceding month’s close plus 1%. Loan rates on outstanding loans ranged from 4.25% to 9.25% during both 2013 and 2012 with maturities ranging from 1/1/2014 to 9/11/2023.

Participant loans are classified as receivables in the Statements of Net Assets Available for Plan Benefits and measured at their unpaid principal balance plus any accrued but unpaid interest.

Participants’ Accounts

A separate account is maintained for each participant. Net investment income is comprised of dividend income, and net appreciation in fair value of investments and is allocated daily to each participant’s account on a proportional basis according to account balances so that each account bears its proportionate share of income or loss.

Distributions and Withdrawals

Participants may elect to receive their benefits when they reach 59½, or when they leave the Company. The Plan also provides death benefits to the designated beneficiary of eligible participants. An employee may withdraw any or all of his after-tax 401(k) contributions and participant rollover contributions at any time; early withdrawal of pre-tax and Company match 401(k) contributions may only be made by a participant upon attaining the age of 59½ or because of serious financial hardship, subject to limitations. Distributions are usually made in cash. If a participant’s account includes shares of Company stock, a participant can elect to receive a distribution in cash or stock. Unless a participant elects otherwise, in no event shall distributions commence later than sixty days after the close of the Plan year in which the latest of the following events occurs: the participant’s attainment of age 65; the tenth anniversary of the date on which the employee began participating in the plan; the participant’s termination date. Participants (active or otherwise) must commence distributions from the Plan no later than within a year of attaining the age of 70½.

THE ETHAN ALLEN

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

(2)	Summary of Significant Accounting Policies

Basis of Accounting and Presentation

The accompanying financial statements have been prepared on the accrual basis of accounting.

Use of Estimates

The preparation of financial statements in conformity with U.S generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results may differ from those estimates.

Risks and Uncertainties

The Plan provides participants with various investment options that invest in any combination of stocks, bonds, fixed income securities and other investment securities. Those investment options are exposed to various risks and uncertainties, including interest rate risk, credit risk, market volatility, changes in the economic and political environment, regulatory changes and foreign currency risk. The Plan invests in securities with contractual cash flows, such as asset backed securities, collateralized mortgage obligations and commercial mortgage backed securities, including securities backed by subprime mortgage loans. The value, liquidity and related income of these securities are sensitive to changes in economic conditions, including real estate value, delinquencies or defaults, or both, and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates. Due to the level of risk and uncertainty associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Plan Benefits and the Statement of Changes in Net Assets Available for Plan Benefits.

Valuation of Investments Held in Trust and Income Recognition

Under the terms of a trust agreement between JP Morgan Chase Bank (the “Trustee”) and the Company, the Trustee administers a trust fund on behalf of the Plan. The value of the investments and changes therein of this trust have been reported to the Plan by the Trustee.

Shares of mutual funds and Company common stock are reported at fair value as determined based on quoted market prices. Plan interests in benefit responsive investment contracts are stated at fair value, with a corresponding adjustment to contract value for investment contracts that are deemed to be fully benefit-responsive. Contract value represents contributions made under the contract plus earnings on the underlying investments, less Plan withdrawals and administrative expenses. Shares in the collective Trust are valued at fair value based on the net asset value as reported by the fund investment manager.

Purchases and sales of securities are recorded on a trade–date basis. Dividends are recorded on the ex-dividend date and interest is accrued as earned.

THE ETHAN ALLEN

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

Payment of Benefits

Benefits are recorded when paid.

Recent Accounting Pronouncements

 In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs (Topic 820). Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC Topic 820. The amendments are to be applied prospectively, and are effective for annual periods beginning after December 15, 2011. The Plan adopted this guidance on January 1, 2012, and it did not have a material impact on the Plan’s financial statements.

(3)	Fair Value Measurements

The Plan performs fair value measurements in accordance with Accounting Standards Codification Topic (“ASC”) 820, Fair value measurements and disclosures for all financial assets and liabilities and non-financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). ASC 820 defines fair value as the price that would be received upon sale of an asset or paid upon transfer of a liability in an orderly transaction between market participants at the measurement date and in the principal or most advantageous market for that asset or liability. The fair value should be calculated based on assumptions that market participants would use in pricing the asset or liability, not on assumptions specific to the entity.

In addition to defining fair value, ASC 820 established a fair value hierarchy for valuation inputs. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market. Each fair value measurement is reported in one of the three levels which is determined by the lowest level input that is significant to the fair value measurement in its entirety. Level 1 inputs use unadjusted quoted prices for identical instruments traded in active markets. Level 2 inputs use significant inputs other than Level 1, observable directly or indirectly. Level 3 uses significant unobservable inputs. The following section describes the valuation methodologies we use to measure different financial assets and liabilities at fair value. There were no transfers between levels during the years ended December 31, 2013 or December 31, 2012.

Mutual Funds

Valued at the Net Asset Value (“NAV”) of shares held by the plan at year end based on the closing price reported on the active market on which the individual mutual funds are traded.

Collective Trusts or Commingled Funds

Valued at the NAV per unit as determined by the administrator of the fund. The NAV is based on the fair value of the underlying assets owned by the fund, minus its liabilities and then divided by the number of units outstanding.

Common Stock

Valued at the closing price reported on the active market on which the individual securities are traded.

THE ETHAN ALLEN

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

Interest Bearing and Non-Interest Bearing Cash

The fair values are based on net asset values of the short-term investment funds.

Benefit responsive investment contracts

Benefit responsive contracts consists of collective trust funds and a wrap agreement (See note 4). The collective trust funds are valued at the NAV per unit as determined by the administrator of the fund. The NAV is based on the value of the underlying securities owned by the fund. The wrap contracts are valued at fair value by the fund administrator.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

The following table presents the Plan’s assets and liabilities measured at fair value on a recurring basis at December 31, 2013. There are currently no redemption restrictions on these investments.

	Fair Value Measurements Using Input Type
	Level 1	Level 2	Level 3	Total
Mutual funds:
Large cap growth equity	$34,619,269	$-	$-	$34,619,269
Large cap value equity	1,660,117	-	-	1,660,117
Mid cap growth equity	17,498,412	-	-	17,498,412
Mid cap value equity	10,547,021	-	-	10,547,021
Small cap value equity	1,582,561	-	-	1,582,561
Target date blended	37,998,588	-	-	37,998,588
Participant directed blended	257,515	-	-	257,515
Foreign large value equity	12,102,987	-	-	12,102,987
Multi-sector bonds	8,546,324	-	-	8,546,324
Collective trusts - S&P 500 equity index	-	5,608,487	-	5,608,487
Common stock
Ethan Allen	14,729,924	-	-	14,729,924
Other	1,007,052	-	-	1,007,052
Interest and non-interest bearing cash	279,400	-	-	279,400
Benefit responsive investment contracts	-	27,502,055	-	27,502,055
Total investments measured at fair value	$140,829,170	$33,110,542	$-	$173,939,712

THE ETHAN ALLEN

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

The following table presents the Plan’s assets and liabilities measured at fair value on a recurring basis at December 31, 2012:

	Fair Value Measurements Using Input Type
	Level 1	Level 2	Level 3	Total
Mutual funds:
Large cap growth equity	$29,929,492	$-	$-	$29,929,492
Large cap value equity	1,177,024	-	-	1,177,024
Mid cap growth equity	14,766,475	-	-	14,766,475
Mid cap value equity	8,690,506	-	-	8,690,506
Small cap value equity	1,162,506	-	-	1,162,506
Target date blended	32,660,280	-	-	32,660,280
Participant directed blended	240,955	-	-	240,955
Foreign large value equity	7,437,739	-	-	7,437,739
Multi-sector bonds	7,201,489	-	-	7,201,489
Collective trusts - S&P 500 equity index	-	2,173,868	-	2,173,868
Common stock
Ethan Allen	14,770,205	-	-	14,770,205
Other	682,037	-	-	682,037
Interest and non-interest bearing cash	318,551	-	-	318,551
Benefit responsive investment contracts	-	27,977,634	-	27,977,634
Total investments measured at fair value	$119,037,259	$30,151,502	$-	$149,188,761

THE ETHAN ALLEN

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

(4)	Investments

The following table presents, at fair value, Plan investments which represent 5% or more of the Plan’s net assets available for plan benefits at December 31:

	2013	2012
Mutual funds:
MainStay Large Cap Growth - I	$34,619,269	$29,929,492
T Rowe Price Retirement 2020 - Adv	14,038,668	12,189,547
Artisan MidCap Growth Fund	10,779,499	9,700,509
JPMorgan MidCap Value Fund	10,547,021	8,690,506
T Rowe Price Retirement 2030 - Adv	10,412,308	8,615,587
Dodge & Cox International Stock Fund	9,032,806	**
Common stock:
Ethan Allen Interiors, Inc. Common Stock	14,729,924	14,770,205
Benefit reponsive investment contracts: *
JPMorgan Intermediate Bond Fund	25,908,524	25,934,931

** Balance did not represent 5% or more of the Plan's net assets on the respective date.

* These underlying assets are backed by three equally divided wrap contracts with State Street Bank and Trust Company, Natixis Financial Products Inc. and AEGON Institutional Markets, Inc., each with a crediting rate yield ranging from 1.29% to 1.88%. The Plan’s JP Morgan Stable Value Fund is comprised of these investment contracts.

During 2013 the Plan’s investments (including realized gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

2013
Mutual funds	$22,642,199
Common stock	2,556,396
Benefit responsive investments	397,903
Collective trusts	871,239

Net appreciation in fair value of investments	$26,467,737

Benefit Responsive Investment Contracts

The JP Morgan Stable Value Fund holds investments in Synthetic Guaranteed Investment Contracts (“GICs”) as direct investments.

A Synthetic GIC is an investment contract issued by an insurance company or other financial institution (wrap agreement), backed by a portfolio of bonds or other fixed income securities held by collective trust funds. The contract provides an interest rate not less than zero. Such contracts typically provide that realized and unrealized gains and losses on the underlying assets are not reflected immediately in the value of the contract, but rather are amortized, usually over the time to maturity or the duration of the underlying investments, through adjustments to the future interest crediting rate.

Primary variables impacting future crediting rates of the Synthetic GICs include current yield of the assets within the contract, duration of the assets covered by the contract, and existing difference between the market value and contract value of the assets within the contract.  Synthetic GICs are designed to reset the respective crediting rate, typically on a quarterly basis.  The crediting rate of Synthetic GICs will track current market yields on a trailing basis.  The rate reset allows the contract value of the wrapped portfolio to converge to the market value over time, assuming the market value continues to earn the current portfolio yield for a period of time equal to the current portfolio duration.  The issuer guarantees that all qualified participant withdrawals will occur at contract value.

THE ETHAN ALLEN

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

Certain events limit the ability of the Plan to transact at contract value with the issuer.  While the events may differ from contract to contract, the events typically include: (i) amendments to the Plan documents; (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) complete or partial termination of the Plan or its merger with another plan; (iv) the failure of the Plan or its trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA; (v) unless made in accordance with the withdrawal provisions of the Plan, the withdrawal from the wrap contract at the direction of the Company, including withdrawals due to the removal of a specifically identifiable group of employees from coverage under the Plan (such as a group layoff or early retirement incentive program), or the closing or sale of a subsidiary, employing unit or affiliate, the bankruptcy or insolvency of the Company, or the Company’s establishment of another tax qualified defined contribution plan; (vi) any change in law, regulation, ruling, administrative or judicial position or accounting requirement, in any case applicable to the Plan or Fund, and (vii) the delivery of any communication to Plan participants designed to influence a participant not to invest in the Fund.  The Company does not believe that the occurrence of any events, such as those described above,  which would limit the Plan’s ability to transact at contract value with participants, are probable.

The wrap agreements generally are evergreen contracts that permit termination upon notice at any time, and provide for automatic termination if the contract value or the market value of the contract equals zero.  If the market value of the contract equals zero, the issuer is not excused from paying the excess above contract value.  If the Plan defaults in its obligations under the contract, and the default is not cured within a cure period, the issuer may terminate the contract, and the Plan will receive the market value as of the date of termination.

The assets underlying the contracts primarily consist of collective trust funds sponsored by JP Morgan Chase Bank, NA. The fair value of those funds at December 31, 2013 were $25,915,665 for the JP Morgan Intermediate Bond Fund and $1,586,390 for the JP Morgan Liquidity Fund.

The Synthetic GICs are placed with financial institutions whose Standard & Poors credit rating is A or higher.

The average yield earned by the JP Morgan Stable Asset Fund for all fully benefit-responsive investment contracts at December 31, 2013 is presented in the following table, and is included in net appreciation in fair value of investments in the statements of changes in net assets available for plan benefits.

2013
Weighted average yield earned	1.42%
Weighted average yield credited to participants accounts	1.59%

THE ETHAN ALLEN

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

(5)	Plan Termination

Although the Company has not expressed any intent to do so, it has the right under the Plan, to the extent permitted by law, to discontinue its contributions, and to terminate the Plan in accordance with the provisions of ERISA. If the Plan is terminated, each participant’s interest will be payable in full according to the Plan provisions. The Company also has the right under the Plan, to the extent permitted by law, to amend or replace it for any reason.

(6)	Parties-in-Interest

Certain Plan investments represent shares of commingled and mutual funds managed by JP Morgan Chase & Co. (“JP Morgan”), whose affiliates serve as both Trustee and Recordkeeper of the Plan. Therefore, transactions involving these mutual funds qualify as party-in-interest transactions.

At December 31, 2013 and 2012, approximately 8% and 10% of Plan assets, respectively, were held in the form of shares of the Company’s common stock. Transactions involving the Company’s common stock qualify as party-in-interest transactions under the provisions of ERISA. During 2013, the Plan received dividend income on Company common stock totaling $152,658.

(7)	Administrative Expenses

In 2013, administrative expenses, other than (i) certain transaction fees borne by the participants and (ii) audit, legal and investment advisory fees borne by the Company, were paid by the Plan, in accordance with Plan provisions, and allocated to participant accounts based upon their account balances. Fees paid to JP Morgan for recordkeeping and trust services amounted to $70,769 for the year ended December 31, 2013. The investment funds offered by the Plan have investment fees and expenses that are indirectly borne by the Plan and charged against the related funds’ net asset values.

(8)	Tax Status

The Company has received a determination letter from the Internal Revenue Service dated March 14, 2013, which expires on January 31, 2018, stating that the Plan is a qualified plan under Section 401(a) of the Internal Revenue Code and the corresponding trust is exempt from income tax under Section 501(a) of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan Sponsor and legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the relevant taxing authorities.  The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2013 there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements.  The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.  The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2010.

THE ETHAN ALLEN

RETIREMENT SAVINGS PLAN

Notes to Financial Statements

(9)	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

	Years Ended December 31,
	2013	2012
Net assets available for plan benefits per the financial statements	$181,035,457	$155,221,148
Adjustment from fair value to contract value for fully benefit-responsive investment contracts held by collective trust	(20,366)	482,714
Net assets available for plan benefits per the Form 5500	$181,015,091	$155,703,862

The following is a reconciliation of net investment income and interest from notes receivable from participants per the financial statements to the Form 5500 for the year ended December 31, 2013:

2013
Net investment income and interest from notes receivable from participants per the financial statements	$31,827,877
Adjustment from fair value to contract value for fully benefit-responsive investment contracts - current year	(20,366)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts - prior year	(482,714)
Total investment income and interest from notes receivable from participants per the Form 5500	$31,324,797

THE ETHAN ALLEN

RETIREMENT SAVINGS PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2013

	Identity of issue, borrower, lessor, or similar party	Number of Shares/Units	Current Value
Mutual Funds:
	American Beacon Small Cap Value Investor Fund	59,832	$1,582,561
	Artisan MidCap Growth Fund	226,365	10,779,499
	Columbia Acorn Fund	180,035	6,718,913
	Dodge & Cox International Stock Fund	209,854	9,032,806
	JPMorgan Invest Self-Directed Brokerage Fund	n/a	257,515
*	JPMorgan MidCap Value-Select Fund	302,988	10,547,021
	MainStay Large Cap Growth - I	3,325,578	34,619,269
	PIMCO Total Return - Inst	539,104	5,763,017
	T Rowe Price Retirement 2010 - Adv	236,486	4,192,888
	T Rowe Price Retirement 2020 - Adv	692,584	14,038,668
	T Rowe Price Retirement 2030 - Adv	464,007	10,412,308
	T Rowe Price Retirement 2040 - Adv	254,128	5,908,487
	T Rowe Price Retirement 2050 - Adv	206,200	2,674,409
	T Rowe Price Retirement Income - Adv	52,186	771,828
	T Rowe Price US Bond Index	256,054	2,783,307
	Vanguard Total Intl. Stock Index - Signal	91,374	3,070,181
	Invesco Growth and Income Fund	61,440	1,660,117
Common Stock:
*	Ethan Allen Interiors, Inc. Common Stock	484,218	14,729,924
	JP Morgan Invest Self-Directed Brokerage Fund	n/a	1,007,052
Collective Trusts:
	BlackRock S&P 500 Equity Index Fund	85,057	5,608,487
Fully Benefit Responsive Investment Contracts:
*	JPMorgan Intermediate Bond Fund (1)	1,755,485	25,915,665
*	JP Morgan Liquidity Fund (1)	1,586,390	1,586,390
Cash		n/a	279,400
* Participant Loans		n/a	4,104,630
			178,044,342

*	Denotes a party-in-interest to the Plan.
(1)

These underlying assets are backed by three equally divided wrap contracts with State Street Bank and Trust Company, Natixis Financial Products Inc. and AEGON Institutional Markets, Inc., each with crediting rate yields ranging from 1.29% to 1.88% The Plan's JP Morgan Stable Value Fund is comprised of these investments and wrap contracts.

(2)	Interest rates on loans made to Plan participants range from 4.25% to 9.25%; maturities from 1/1/2014 to 9/11/2023
n/a	Not applicable

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Ethan Allen Interiors Inc., as administrator of, and issuer of the securities held pursuant to, The Ethan Allen Retirement Savings Plan, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE ETHAN ALLEN RETIREMENT SAVINGS PLAN

	By:	Ethan Allen Interiors Inc.

Date: June 27, 2014	By:	/s/ Corey Whitely

Corey Whitely

Executive Vice President, Administration, Interim Chief Financial Officer and Treasurer

EXHIBIT INDEX

Exhibit

No.	Description

23	Consent of KPMG LLP.